Exhibit 99.1

20 April 2023

2023 AGM trading update

20 April 2023: Haleon plc (the “Company”) (LSE/NYSE: HLN) today provides the following update ahead of the Annual General Meeting (AGM).

Trading in the first quarter of 2023 was strong, with revenue growth of 13.7% and organic revenue growth of 9.9%, with price +7.1%, and also volume mix +2.8% despite annualising the impact of the prior year ERP system cutover and distribution business model change which increased Q1 2022 sales by c.£50m.

Growth was seen across Respiratory Health, Pain Relief, Oral Health and Digestive Health and Other. Respiratory Health revenue was particularly strong given a continued strong cold and flu season, as well as some re-stocking in EMEA and LatAm, and North America given the particularly low inventory levels at the end of last year. In VMS revenue declined largely due to the strong strong comparative for Emergen-C in the US during the Omicron wave in Q1 2022. Centrum was up high single digit.

By geography performance was strong, with double digit growth in both EMEA and LatAm, and Asia Pacific, and mid-single digit growth in North America. Asia Pacific was boosted by strength in China, particularly in Pain Relief as lockdowns ended, combined with elevated COVID-19 and cold and flu incidence. Performance in North America was impacted by the decline in Emergen-C which partly offset very good growth in Respiratory Health and Pain Relief.

As a result of the strong start to the year, FY 2023 organic revenue growth is now expected to be towards the upper end of the 4-6% guidance range as provided with the FY 2022 results1. All other FY 2023 guidance remains unchanged.

The Group will provide a full update with its first quarter trading statement on 3 May 2023.

Revenue by product category for the three months ended 31 March:

	Revenue (£m)
	2023	2022	Reported	Organic[2]
Oral Health	811	741	9.4%	6.6%
VMS	405	405	0%	(3.7)%
Pain Relief	724	635	14.0%	11.0%
Respiratory Health	510	367	39.0%	33.0%
Digestive Health and Other	536	479	11.9%	7.3%
Group revenue	2,986	2,627	13.7%	9.9%

Revenue by geographical segment for the three months ended 31 March:

	Revenue (£m)
	2023	2022	Reported	Organic[2]	Price[2]	Vol/Mix[2]
North America	1,072	940	14.0%	5.1%	3.6%	1.5%
EMEA and LatAm	1,198	1,057	13.3%	13.1%	12.6%	0.5%
APAC	716	630	13.7%	11.7%	3.4%	8.3%
Group	2,986	2,627	13.7%	9.9%	7.1%	2.8%

1 Please note that we are unable to present a reconciliation of forward-looking information for organic revenue growth because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward looking financial measure.

2 Definitions of non-IFRS measures can be found on pages 23-31 of the 2022 Full year results, and pages 36-55 in Haleon’s Annual Report and Form 20-F.

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Enquiries

Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7823 523562

Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon’s product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

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Appendix

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements“ (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon’s current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon’s actual results may differ materially from what is expressed or implied by such forward-looking statements. All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include statements relating to future performance and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon’s control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” on pages 202 to 210 in Haleon’s Annual Report and Form 20-F 2022. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Organic revenue growth (unaudited)

Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next.

Organic revenue represents revenue, as determined under IFRS but excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements (MSAs) relating to divestments and the closure of sites or brands, and the impact of currency exchange movements.

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Revenue attributable to MSAs relating to divestments and production site or brand closures has been removed from organic revenue because these agreements are transitional and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth.

Organic revenue is calculated period-to-period as follows, with prior year exchange rates to restate current year comparatives:

–	Current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period.

–	Current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January of the comparative period to the date of completion of the acquisition.

–	Prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.

–	Prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full.

–	Prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year, each an Organic Adjustment.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

The Group believes that discussing organic revenue growth contributes to the understanding of the Group’s performance and trends because it allows for a period-on-period comparison of revenue in a meaningful and consistent manner.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

–	Price: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

–	Volume/Mix: Defined as the variation in revenue attributable to changes in volumes and composition of products in the period.

The following tables reconcile reported revenue growth for the period ended 31 March 2023 and 31 March 2022 to organic revenue growth for the same period by geographical segment and by product category.

	Geographical Segments
	North	EMEA and
Q1 2023 vs 2022 (%)	America	LatAm	APAC	Total
Revenue growth	14.0	13.3	13.7	13.7
Organic adjustments of which:	—	0.4	(0.6)	—
Effect of Acquisitions	—	—	(0.7)	(0.2)
Effect of Disposals	—	0.4	—	0.2
Effect of MSAs	—	—	0.1	—
Effect of Exchange Rates	(8.9)	(0.6)	(1.4)	(3.8)
Organic revenue growth	5.1	13.1	11.7	9.9
Price	3.6	12.6	3.4	7.1
Volume/Mix	1.5	0.5	8.3	2.8

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	Geographical Segments
	North	EMEA and
Q1 2022 vs 2021 (%)	America	LatAm	APAC	Total
Revenue growth	20.1	8.0	15.8	13.9
Organic adjustments of which:	0.8	2.0	0.2	1.2
Effect of Acquisitions	—	—	—	—
Effect of Disposals	0.5	1.1	—	0.6
Effect of MSAs	0.3	0.9	0.2	0.6
Effect of Exchange Rates	(3.6)	4.5	(0.8)	0.5
Organic revenue growth	17.3	14.5	15.2	15.6
Price	2.0	0.7	4.2	2.6
Volume/Mix	15.3	13.8	11.0	13.0

	Product Categories
					Digestive
	Oral		Pain	Respiratory	Health and
Q1 2023 vs 2022 (%)	Health	VMS	Relief	Health	Others	Total
Revenue growth	9.4	—	14.0	39.0	11.9	13.7
Organic adjustments of which:	—	(0.3)	—	—	0.2	—
Effect of Acquisitions	—	(0.3)	(0.5)	—	—	(0.2)
Effect of Disposals	—	—	0.5	—	0.2	0.2
Effect of MSAs	—	—	—	—	—	—
Effect of Exchange Rates	(2.8)	(3.4)	(3.0)	(6.0)	(4.8)	(3.8)
Organic revenue growth	6.6	(3.7)	11.0	33.0	7.3	9.9

	Product Categories
					Digestive
	Oral		Pain	Respiratory	Health and
Q1 2022 vs 2021 (%)	Health	VMS	Relief	Health	Others	Total
Revenue growth	5.7	16.4	18.0	51.0	0.6	13.9
Organic adjustments of which:	—	0.1	0.3	—	4.8	1.2
Effect of Acquisitions	—	—	—	—	—	—
Effect of Disposals	—	—	0.3	—	2.5	0.6
Effect of MSAs	—	0.1	—	—	2.3	0.6
Effect of Exchange Rates	2.2	(1.6)	0.6	1.9	(1.1)	0.5
Organic revenue growth	7.9	14.9	18.9	52.9	4.3	15.6

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